# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SS&C Technologies Holdings, Inc., CIK 0001402436
CUSIP: 78467J100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 80 Lamberton Road, Windsor, Connecticut (CT), 06095
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-026674
Filed by CIK 0001032282

## Reporting persons
- William C. Stone: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 34,762,090; shared voting power 0; sole dispositive power 34,762,090; shared dispositive power 0; aggregate amount beneficially owned 34,762,090 (13.9% of the class)

## Item 1. Issuer
Name of issuer: SS&C Technologies Holdings, Inc.
Address of issuer's principal executive offices: 80 Lamberton Road, Windsor, Connecticut 06095

## Item 2. Person Filing
Name of person filing: William C. Stone
Address of principal business office or, if none, residence: c/o SS&C Technologies Holdings, Inc., 80 Lamberton Road, Windsor, Connecticut 06095
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 34,762,090 shares of Common Stock (consisting of 31,985,914 shares outstanding and an additional 2,776,176 shares representing RSUs and options to purchase shares vested as of December 31, 2024 and within 60 days thereafter).
Percent of class: 13.9
Sole power to vote or to direct the vote: 34,762,090 shares of Common Stock
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 34,762,090 shares of Common Stock
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- William C. Stone: /William C. Stone/, Chief Executive Officer (02/10/2025)